UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

AMETEK, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-12981	14-1682544
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1100 Cassatt Road Berwyn, Pennsylvania (Address of principal executive offices)		19312-1177 (Zip Code)

Donald W. Carlson

(610) 647-2121

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

AMETEK, Inc. (the “Company”) has evaluated its current product lines and determined that certain products the Company manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold (3TG). As a result, the Company has filed a Conflict Minerals Report, which appears as Exhibit 1.01.

The Conflicts Mineral Report is available at www.AMETEK.com/conflictmineralsreport. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02	Exhibits

Exhibit Number	Description

1.01	AMETEK, Inc. Conflict Minerals Report as required by Item 1.01 of this Form.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit Number	Description

1.01	Conflict Minerals Report of AMETEK, Inc. for the year ended December 31, 2018 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AMETEK, Inc.
(Registrant)

By:	/s/ Ronald J. Oscher
Ronald J. Oscher
Chief Administrative Officer

May 28, 2019

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